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                               April 11, 2023

       Peter Osvaldik
       Executive Vice President and Chief Financial Officer
       T-Mobile US, Inc.
       12920 SE 38th Street
       Bellevue , Washington 98006-1350

                                                        Re: T-Mobile US, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 14,
2023
                                                            File No. 001-33409

       Dear Peter Osvaldik:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2022

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Liquidity and Capital Resources
       Free Cash Flow, page 44

   1. We note that your calculation of free cash flow includes adjustments such as "proceeds related to beneficial
interests in securitization transactions" and "cash payments for debt prepayment or debt
extinguishment costs." Considering that your calculation falls beyond the typical calculation
of cash flows from operating activities less capital expenditures, please revise to
relabel this measure or revise its computation to more accurately reflect its definition. Please
comply with this comment in future filings, including your Form 8-
                                                        K. Refer to Q&A 102.07
of the C&DI on Non-GAAP Financial Measures.
 Peter Osvaldik
T-Mobile US, Inc.
April 11, 2023
Page 2
Contractual Obligations, page 47

2. Revise your contractual obligations table to include the payments required under the
         Cogent IP transit services agreement or advise us.
Notes to the Consolidated Financial Statements
Note 16 - Wireline, page 101

3. We note you recorded a liability for fees payable for IP transit services "as we have not currently identified any path to utilize such services in our continuing operations and have committed to execute the agreement as a closing condition for the Wireline Transaction."
         Please disclose and explain to us:
             why you entered into the IP transit services agreement when you do not intend to utilize IP transit services;
             if entering into an IP transit services agreement was a condition required by Cogent in the purchase of the Wireline Business;
             the business purpose of making the payments required in this agreement;
             how the amounts to be paid under the agreement were determined; if, in substance, the payments are for something other than services you will never
             receive;
             the nature and amount of any unrecorded obligations, financial commitments, or contingent liabilities that will be assumed by Cogent as part of their purchase of the
             Wireline Business; and
             the extent your continuing operations have utilized IP transit services similar to those covered under the IP transit services agreement during 2022 and 2021.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNamePeter Osvaldik                               Sincerely,
Comapany NameT-Mobile US, Inc.
                                                               Division of
Corporation Finance
April 11, 2023 Page 2                                          Office of
Technology
FirstName LastName